Snapwire

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Gross Revenue	971,775.98
Location Production Reimbursement	18,856.63
Subscriptions Income	3,105.66
Unapplied Cash Payment Income	50.66
Total Income	**$993,788.93**
Cost of Goods Sold	
Location Production Costs	31,074.04
Photographer Fee	
ACH	160,680.72
Paypal	336,867.77
Total Photographer Fee	**497,548.49**
Total Cost of Goods Sold	**$528,622.53**
GROSS PROFIT	**$465,166.40**
Expenses	
Automobile Expense	
Fuel	467.73
Parking Fee	205.24
Total Automobile Expense	**672.97**
Bank & Merchant Service Charges	8,274.33
Computer and Internet Expenses	4,311.50
Development Expense	161,524.46
Dues and Subscriptions	4,810.50
Independent Contractors	9,500.00
Insurance Expense	
Health Insurance	7,287.15
Liability Insurance	9,707.00
WC Insurance	783.08
Total Insurance Expense	**17,777.23**
Interest Expense	25.51
Legal Fees	12,862.00
Licences & Fees	49.00
Marketing & Advertising	42,312.68
Meals and Entertainment	13,110.67
Office Expense	9,356.92
Payoneer Service Fee	12,239.33
Payroll Expenses	
Payroll Processing Fee	2,736.27
Payroll Taxes Expense	25,174.73
Payroll Wages	322,596.75
Total Payroll Expenses	**350,507.75**
Postage and Delivery	268.43
Printing and Reproduction	223.00

	TOTAL
Processing Fee	1,144.93
Professional Fees	249,813.23
QBO Dues	726.48
Recruitment Expense	2,965.65
Rent Expense	26,436.25
Software Tool Purchase	6,144.49
Taxes Paid	1,152.87
Telephone Expense	122.24
Travel Expense	4,292.32
Uncategorized Expense	78.72
Total Expenses	**$940,703.46**
NET OPERATING INCOME	**$ -475,537.06**
NET INCOME	**$ -475,537.06**